UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RE/MAX Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

5075 South Syracuse Street
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80237
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RE/MAX Holdings, Inc. (the “Company”) is unable to file, without unreasonable effort or expense,  its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017 (the “Form 10-Q”) by November 9, 2017, the original due date for such filing.

As previously disclosed in the Company’s Current Report on Form 8-K filed on November 2, 2017, the Company is conducting an investigation by a special committee of independent directors into actions of certain members of the Company’s senior management.  The Company is not able to complete its Form 10-Q while certain aspects of the investigation remain incomplete.

Although the Company continues to work expeditiously to conclude the investigation and file its Form 10-Q as soon as practicable, the Company does not anticipate filing the Form 10-Q within the five-day period provided by Rule 12b-25.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “believe,” “intend,” “expect,” “estimate,” “plan,” “outlook,” “project” and other similar words and expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements include statements regarding the ongoing investigation including descriptions of its scope, timing and impact as well as progress of the investigation, expectations about the Company’s reporting of its results and filing its Form 10-Q for the quarter ended September 30, 2017 and potential violations of the Company’s codes of ethics and business conduct and policies.  Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Such risks and uncertainties include, without limitation, (1) the uncertainty of the scope of the internal investigation of the Special Committee, and its ultimate findings, as well as the timing of its completion and costs and expenses arising out of the investigation process and its results, (2) the impact of the internal investigation on the Company, its management and operations, including financial impact as well as any litigation or regulatory action that may arise from the investigation, any of which may result in a material adverse effect on the Company, (3) the existence and identification of control deficiencies, including disclosure controls as well as any material weaknesses in internal control over financial reporting, and any impact of such control deficiencies as well as the associated costs in remediating those control deficiencies, (4) findings of misconduct or other inappropriate activities by members of our senior management, including violations of Company policies and procedures, and (5) reputational damage that the Company may suffer as a result of the matters being investigated by the Special Committee, as well as those risks and uncertainties described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) and similar disclosures in subsequent periodic and current reports filed with the SEC, which are available on the investor relations page of the Company’s website at www.remax.com and on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Except as required by law, the Company does not intend, and undertakes no duty, to update this information to reflect future events or circumstances.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Adam Scoville	303	796-3609
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of the results of operations for the quarter ended September 30, 2017 at this time because, as described in Part III of this Form 12b-25, which is incorporated by reference herein, the Company is not able to finalize its financial statements for the third quarter of 2017 due to certain open issues related to the Company’s ongoing investigation by a Special Committee of its Board of Directors.

RE/MAX Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2017	By	/s/ Karri Callahan
Karri Callahan
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).